UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
741929 10 3
(CUSIP Number)
Kathleen E. Shannon
Senior Vice President and Secretary
American International Group, Inc.
70 Pine Street
New York, NY 10270
Tel. No.: (212) 770-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 1, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P. (I.R.S. NO. 52-2190010)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG GSEF, L.P. (I.R.S. NO. 98-0210589)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG GSEF INVESTMENTS, LTD. (I.R.S. NO. 98-0210590)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG GLOBAL EMERGING MARKETS FUND, L.L.C. (I.R.S. NO. 13-3960880)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person GEM PARALLEL FUND, L.P. (I.R.S. NO. 52-2159897)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG CAPITAL CORPORATION (I.R.S. NO. 60-0001373)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP. (I.R.S. NO. 13-3870953)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	741929 10 3

1	NAME OF REPORTING PERSON/S.S. OR I.R.S. Identification No. of Above Person AMERICAN INTERNATIONAL GROUP, INC. (I.R.S. NO. 13-2592361)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	CO, HC

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 amends and supplements the Schedule 13D with respect to the common stock of Primus Telecommunications Group, Incorporated (the “Issuer”) beneficially owned by the Filers (as defined below) filed on January 10, 2003, as amended by Amendment No. 1 filed April 23, 2003, Amendment No. 2 filed on December 8, 2003, Amendment No. 3 filed on November 19, 2007 and Amendment No. 4 filed on November 19, 2007. Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D and the amendments referenced above. Capitalized terms not defined herein have the meanings ascribed to them in the initial Schedule 13D and the amendments referenced above.
Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:
Item 2. Identity and Background
General
(a) through (c) and (f).
This Amendment No. 5 is being filed on behalf of the following entities (collectively, the “Filers”):
(i)	AIG Global Sports and Entertainment Fund, L.P., a Cayman Islands limited partnership (“AIGGSEF”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making proprietary investments;

(ii)	AIG GSEF, L.P., a Cayman Islands limited partnership (“AIGGSEFGP”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEF;

(iii)	AIG GSEF Investments, Ltd., a Cayman Islands limited company (“AIGGSEFI”), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEFGP;

(iv)	AIG Global Emerging Markets Fund, L.L.C., a Delaware limited liability company (“AIGGEM”), having its principal office at 277 Park Avenue, New York, NY 10172, is an investment fund engaged in the business of making proprietary investments;

(v)	GEM Parallel Fund, L.P., a Delaware limited partnership (“GEM Parallel”), having its principal office at 277 Park Avenue, New York, NY 10172, is an investment fund engaged in the business of making proprietary investments;

(vi)	AIG Capital Partners, Inc., a Delaware corporation (“AIGCP”), having its principal office at 277 Park Avenue, New York, NY 10172, is the sole shareholder of AIGGSEFI, the managing member of AIGGEM and the general partner of GEM Parallel. It is engaged in the business of originating and managing AIG’s international private equity investments in emerging markets;

(vii)	AIG Global Asset Management Holdings Corp., a Delaware corporation (“AIGGAMHC”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCP and is engaged in the business of organizing and managing the invested assets of institutional private equity investment funds;

(viii)	AIG Capital Corporation, a Delaware corporation (“AIGCC”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGGAMHC and is a holding company; and

(ix)	American International Group, Inc., a Delaware corporation (“AIG”), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCC and is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

AIG Controlling Persons
On September 22, 2008, AIG and the Federal Reserve Bank of New York (the “NY Fed”) entered into a revolving credit facility (as amended, the “Fed Credit Agreement”) and a Guarantee and Pledge Agreement. Pursuant to the Fed Credit Agreement, on March 4, 2009 AIG issued 100,000 shares of AIG Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share (the “Series C Preferred Stock”), to the AIG Credit Facility Trust (the “Trust”) established for the sole benefit of the United States Department of the Treasury. The Trust currently holds all of the outstanding shares of Series C Preferred Stock, which are, to the extent permitted by law, entitled to vote on all matters with the holders of shares of AIG’s Common Stock, par value $2.50 per share (“AIG Common Stock”), and as of May 22, 2009, represent approximately, 79.81 percent of the voting power of AIG’s shareholders entitled to vote on such matters, on an as-converted basis.
As of the date of the filing of this statement, Mr. Greenberg, Mr. Matthews, Starr International Company, Inc. (“Starr”), CV Starr & Co., Inc. (“CV Starr”), and Universal Foundation, Inc. (“Universal Foundation”) may be deemed to beneficially own in the aggregate 282,929,110 shares of AIG Common Stock, representing approximately 10.5146% of outstanding AIG Common Stock (based on 2,690,808,696 shares of AIG Common Stock reported by AIG as outstanding as of April 30, 2009, in AIG’s Form 10-Q filed on May 7, 2009).
Mr. Greenberg has the sole power to vote and direct the disposition of 2,300,000 shares of AIG Common Stock, which may be acquired pursuant to incentive stock options previously granted by AIG to Mr. Greenberg as an officer and director of AIG that were exercisable within 60 days of June 30, 2009. Mr. Greenberg has the shared power to vote and direct the disposition of 27,217 shares of AIG Common Stock, which are held in family trusts of which Mr. Greenberg is a trustee. Mr. Greenberg has the shared power to direct the disposition of 58,744 shares of AIG Common Stock held by Universal Foundation for which CV Starr has the shared power to direct the disposition of, pursuant to an Investment Management Agreement (described below).
Mr. Greenberg owns 27.27% of the common stock of CV Starr directly. Based on Mr. Greenberg’s voting power in CV Starr and the other facts and circumstances described in Items 2, 4, 5 and 6 of the Schedule 13D filed on June 5, 2009, Mr. Greenberg may be deemed to beneficially own the shares of AIG Common Stock held or beneficially owned by CV Starr. Mr. Greenberg disclaims beneficial ownership of the shares of AIG Common Stock held by CV Starr, Universal Foundation, and the family trusts described above.
Mr. Matthews has the sole power to vote and direct the disposition of 281,875 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by AIG to Mr. Matthews as an officer and director of AIG that are exercisable within 60 days of June 5, 2009.
Starr has the sole power to vote and direct the disposition of 280,261,274 shares of AIG Common Stock, of which 15,700,000 shares are held by Starr International Investments, Ltd., a wholly owned subsidiary of Starr, and 264,561,274 shares are held directly by Starr.
Pursuant to an Investment Management Agreement effective January 1, 2008 (the “Investment Management Agreement”), CV Starr has the shared power to direct the disposition of 58,744 shares of AIG Common Stock held by Universal Foundation.
Universal Foundation has the sole power to vote 58,744 shares of AIG Common Stock held directly by Universal Foundation. Pursuant to the Investment Management Agreement, CV Starr has the power to direct the disposition of the 58,744 shares of AIG Common Stock held by Universal Foundation.
The principal executive offices of Starr, CV Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda.
The names of the directors and executive officers (“Covered Persons”) of AIGGSEFI, AIGCP, AIGGAMHC, AIGCC, AIG, CV Starr, Starr and Universal Foundation, their business addresses and title, including the business addresses and titles of Messrs. Greenberg and Matthews, are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Mr. Walsh, who is a British Subject, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom, Mr. David Yeung, who is the citizen of Canada, and Mr. Zalamea, Ms. Fernando and Mr. Colayco, who are citizens of the Republic of the Philippines.
All information provided in this Amendment (including, without limitation, in this Item 2 and Annex A to this Amendment) with respect to Messrs. Greenberg and Matthews, CV Starr, Starr, Universal Foundation, and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Common Stock filed on June 8, 2009 on behalf of Messrs. Greenberg and Matthews, Starr, CV Starr and Universal Foundation. This information has not been updated to reflect changes in the ownership by such parties of AIG Common Stock that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (“Act”). In each case, such information may not be accurate or complete and the Filers take no responsibility therefor and make no representation to its accuracy or completeness as of the date hereof or any subsequent date.
(d) and (e):
2006 Regulatory Settlements
In February 2006, AIG reached a final settlement with the Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”), the Office of the New York Attorney General (“NYAG”) and the New York State Department of Insurance (“DOI”). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.
AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.
In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG’s cooperating with the DOJ in the DOJ’s ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York’s Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.
As part of these settlements, AIG agreed to retain for a period of three years an independent consultant to conduct a review that will include the adequacy of AIG’s internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.
PNC Settlement
In November 2004, AIG and AIG Financial Products Corp. (“AIGFP”), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. (“PNC”), the marketing of transactions similar to the PNC transactions and related matters.
As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Act, Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.
The DOJ filed against AIGFP PAGIC Equity Holding Corp. (“AIGFP PAGIC”), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.
Item 3. Source and Amount of Funds or Other Consideration
As a result of the consummation of the Plan described in Item 4, the shares of Issuer common stock were automatically cancelled and the Filers no longer beneficially own any shares of this class of the Issuer’s common stock.

Item 4. Purpose of Transaction
On March 16, 2009, the Issuer and three of its subsidiaries filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for reorganization relief under chapter 11 of title 11 of the United States Code. On June 12, 2009, the Bankruptcy Court entered an order confirming the Joint Plan of Reorganization of the Issuer and its subsidiaries (the “Plan”) pursuant to Chapter 11 of the Bankruptcy Code. On July 1, 2009, (the “Effective Date”) the Issuer and its subsidiaries consummated their reorganization under the Bankruptcy Code and the Plan became effective.
Pursuant to the terms of the Plan, all holders of the Issuer’s previously outstanding common stock are entitled to receive, in the aggregate, contingent value rights (“CVRs”) to acquire up to 2,665,000 shares of the newly registered class of common stock of the reorganized Issuer if the equity value of the reorganized Issuer exceeds a certain threshold. AIGGSEF, GEM Parallel and AIG GEM are entitled to receive their pro rata share of the CVRs. As of the Effective Date, all previously outstanding equity was automatically cancelled and the Issuer filed a Form 15 with the SEC to deregister its class of common stock that is the subject security of this Schedule 13D. Accordingly, this is the Filers’ final amendment to the Schedule 13D. To the extent that one, some or all of the Filers become a beneficial owner of greater than five percent of the new common stock, a new Schedule 13D will be filed with the SEC, as required.
Item 5. Interest in Securities of the Issuer
(a) and (b)
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 and is incorporated herein by reference. Such information is based upon 0 shares of Common Stock issued and outstanding as of June 12, 2009, the date the Plan was approved by the Bankruptcy Court, whereupon all of the previously outstanding common stock of the Issuer was cancelled.
(c)

Identity of
Person		Amount of		Where/How
Effecting	Date of	Securities	Price per	Transaction
Transaction	Transaction	disposed	share	was Effected
AIG Global Sports and Entertainment Fund, L.P.	July 1, 2009	7,860,004	$0	(1)
GEM Parallel Fund, L.P.	July 1, 2009	752,088	$0	(1)
AIG Global Emerging Markets Fund, L.L.C.	July 1, 2009	7,107,916	$0	(1)

(1)	As discussed in Item 4 above, on March 16, 2009 the Issuer and three of its subsidiaries each filed a Chapter 11 case. The Plan was approved by the Bankruptcy Court on June 12, 2009 and became effective on July 1, 2009, whereupon all previously outstanding common stock of the Issuer was cancelled.
(d)
Not applicable.
(e)
The Filers ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock that is the subject security of this Schedule 13D on July 1, 2009 immediately after the consummation of the Plan.
Item 7. Materials to Be Filed as Exhibits
1.	Joint Filing Agreement by and among the Filers, dated October 6, 2009.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2009	AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P.

	By:	AIG GSEF, L.P., its general partner

	By:	AIG GSEF Investments, Ltd., its general partner

	By: Name:	/s/ David Yeung David Yeung
	Title:	Director

Date: October 6, 2009	AIG GSEF, L.P.

	By:	AIG GSEF Investments, Ltd., its general partner

	By:	/s/ David Yeung

	Name:	David Yeung
	Title:	Director

Date: October 6, 2009	AIG GSEF INVESTMENTS, LTD.

	By:	/s/ David Yeung

	Name:	David Yeung
	Title:	Director

Date: October 6, 2009	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David Yeung

	Name:	David Yeung
	Title:	President and CEO

Date: October 6, 2009	AIG GLOBAL EMERGING MARKETS FUND, L.L.C.

	By:	AIG CAPITAL PARTNERS, INC.

	By: Name:	/s/ David Yeung David Yeung
	Title:	President and CEO

Date: October 6, 2009	GEM PARALLEL FUND, L.P.

	By:	AIG CAPITAL PARTNERS, INC.

	By:	/s/ David Yeung

	Name:	David Yeung
	Title:	President and CEO

Date: October 6, 2009	AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP.

	By:	/s/ Win Neuger

	Name:	Win Neuger
	Title:	Director

Date: October 6, 2009	AIG CAPITAL CORPORATION

	By:	/s/ Win Neuger

	Name:	Win Neuger
	Title:	Director

Date: October 6, 2009	AMERICAN INTERNATIONAL GROUP, INC.

	By:	/s/ Monika M. Machon

	Name:	Monika M. Machon
	Title:	Senior Vice President and Chief Investment Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Filers, dated October 6, 2009.

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

Name	Position	Address
Dennis D. Dammerman	Director	70 Pine Street New York, NY 10270

Harvey Golub	Director	70 Pine Street New York, NY 10270

Laurette T. Koellner	Director	70 Pine Street New York, NY 10270

Robert Benmosche	Director and Executive Officer	70 Pine Street New York, NY 10270

Christopher S. Lynch	Director	70 Pine Street New York, NY 10270

Arthur C. Martinez	Director	70 Pine Street New York, NY 10270

George L. Miles, Jr.	Director	4802 Fifth Avenue Pittsburgh, PA 15213

Robert S. Miller	Director	5725 Delphi Drive Troy, MI 48098

Suzanne Nora Johnson	Director	3000 West Olympic Blvd. Suite 2222 Santa Monica, CA 90404

Morris W. Offit	Director	485 Lexington Avenue, 24th Floor New York, NY 10017

Douglas M. Steenland	Director	70 Pine Street New York, NY 10270

Dr. Jacob A. Frenkel	Executive Officer	70 Pine Street New York, NY 10270

Anastasia D. Kelly	Executive Officer	70 Pine Street New York, NY 10270

Rodney O. Martin, Jr.	Executive Officer	2929 Allen Parkway Houston, TX 77019

Kristian P. Moor	Executive Officer	175 Water Street New York, NY 10038

Win J. Neuger	Executive Officer	70 Pine Street New York, NY 10270

Nicholas C. Walsh	Executive Officer	175 Water Street New York, NY 10270

Jay S. Wintrob	Executive Officer	AIG Retirement Services, Inc., 1999 Avenue of the Stars Los Angeles, CA 90067

William N. Dooley	Executive Director	70 Pine Street New York, NY 10270

David L. Herzog	Executive Officer	70 Pine Street New York, NY 10270

Andrew J. Kaslow	Executive Officer	72 Wall Street New York, NY 10005

Robert E. Lewis	Executive Officer	70 Pine Street New York, NY 10270

Monika M. Machon	Executive Officer	70 Pine Street New York, NY 10270

Brian T. Schreiber	Executive Officer	70 Pine Street New York, NY 10270

Matthew E. Winter	Executive Officer	70 Pine Street New York, NY 10270

AIG GLOBAL ASSET MANAGEMENT HOLDINGS CORP.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Win J. Neuger	Director, Chairman of the Board of Directors, Chief Executive Officer	70 Pine Street, New York, New York 10270

Hans Karl-Erik Danielsson	Director	70 Pine Street, New York, New York 10270

Jeffrey J. Hurd	Chief Administrative Officer, General Counsel and Senior Managing Director	70 Pine Street, New York, New York 10270
AIG CAPITAL PARTNERS, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Win J. Neuger	Director, Chairman of the Board of Directors	(See Above)

Robert T. Thompson	Director	277 Park Avenue, New York, NY 10172

David K. Yeung	Director, President, CEO and Treasurer	277 Park Avenue New York, New York 10172

Robin Berger	Chief Compliance Officer	70 Pine Street, New York, New York 10270
AIG GSEF INVESTMENTS, LTD.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
David K. Yeung	Director	(see Above)
AIG CAPITAL CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
William N. Dooley	Director and President	(See Above)

Anastasia D. Kelly	Director	(See Above)

Win J. Neuger	Director, Vice Chairman, Chief Executive Officer	(See Above)

Alan M. Pryor	Executive Vice President	Pelikanstrasse 37, P.O.Box 1376, Zurich, 8021 (Switzerland)

Brian K. Reilly	Chief Financial Officer	32 Old Slip, 6th Floor, New York, New York 10005

STARR INTERNATIONAL COMPANY, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Maurice R. Greenberg	Chairman of the Board and Director	399 Park Avenue, 17th Floor New York, NY 10022

Joseph C.H. Johnson	President and Director	101 First Street Hamilton, Bermuda HM 12

Edward E. Matthews	Managing Director and Director	399 Park Avenue, 17th Floor New York, NY 10022

Houghton Freeman	Director	499 Taber Hill Road Stowe, VT 05672

Lawrence S. Greenberg	Director	399 Park Avenue, 17th Floor New York, NY 10022

Bertil P-H Lundquist	Director	399 Park Avenue, 17th Floor New York, NY 10022

Howard I. Smith	Director	399 Park Avenue, 17th Floor New York, NY 10022

John J. Roberts	Director	Concordia Farms P.O. Box 703 Easton, MD 21601

Cesar Zalamea	Director	Suite 1405-7 Two Exchange Square, 8 Connaught Place Central, Hong Kong
C.V. STARR & CO., INC.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Maurice R. Greenberg	Chairman of the Board, Director and Chief Executive Officer	(See Above)

Howard I. Smith	Vice Chairman-Finance and Secretary and Director	(See Above)

Edward E. Matthews	President and Director	(See Above)

Houghton Freeman	Director	(See Above)

John J. Roberts	Director	(See Above)

Bertil P-H Lundquist	Director	(See Above)

Lawrence S. Greenberg	Director	(See Above)
UNIVERSAL FOUNDATION, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address
Stuart Osborne	President and Director	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Eligia G. Fernando	Director	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Cesar C. Zalamea	Director	(See Above)

Aloysius B. Colayco	Director	Argosy Partners 8th Floor, Pacific Star Building Makati City, Philippines

Jennifer Barclay	Secretary	Mercury House 101 Front Street Hamilton HM 12, Bermuda

Margaret Barnes	Treasurer	Baarerstrasse 101 CH-6300, Zug, Switzerland